Exhibit 99.(h)(9)

Baillie Gifford Overseas Limited

Registered Office:

Calton Square, 1 Greenside Row, Edinburgh EH1 3AN

Tel.  +44 (0)131 275 2000  Fax +44 (0)131 275 3999

www.bailliegifford.com

Baillie Gifford Funds	May 1, 2020
c/o Baillie Gifford Overseas Limited
Calton Square
1 Greenside Row
Edinburgh, Scotland
United Kingdom EH1 3AN

Re:                             Advisory Fee Waiver and Expense Limitation Agreement for Baillie Gifford Multi Asset Fund (the “Fund”), a series of Baillie Gifford Funds (the “Trust”)

Dear Sirs

Baillie Gifford Overseas Limited, a company registered in Scotland with registered number SC084807 and registered as an investment adviser with and regulated by the Securities and Exchange Commission (the “Manager”) acts as the manager to the Fund.

The Manager has agreed to an expense limitation undertaking with respect to the Fund dated August 7, 2019 covering the period from October 1, 2018 to April 30, 2021 (the “Prior Expense Limitation Agreement”). This letter is intended to supersede and replace the Prior Expense Limitation Agreement for the period from May 1, 2020 to April 30, 2021 and to extend the Manager’s expense limitation undertaking on the terms described herein until May 1, 2022 with respect to the Fund as follows. This expense limitation undertaking is not intended to precipitate any alteration or reduction in the services provided by the Manager to the Fund.

The Manager has also entered into an Affiliated Management Fee Waiver with the Fund dated July 1, 2018, which is intended to continue indefinitely. Any amounts waived under the Affiliated Management Fee Waiver during the relevant period are referred to below as an “Affiliated Fund Waiver.”

Temporary Advisory Fee Waiver. For the period from May 1, 2020 until May 1, 2022, the Manager hereby agrees to waive, reduce, reimburse or otherwise bear the Advisory Fee with respect to the Fund such that the effective base Advisory Fee under the Fund’s investment advisory agreement shall be calculated based on the schedule set forth below:

Average Daily Net Assets of the Fund	Annual Rate at Each Asset Level
$0 - $2 billion	0.08%
>$2 - $5 billion	0.06%
>$5 billion	0.05%

This advisory fee waiver (the “Temporary Advisory Fee Waiver”) will be given effect prior to the application of the expense limitation described below.

Expense Limitation. For the period May 1, 2020 until May 1, 2022, the Manager hereby agrees to waive, reduce, reimburse or otherwise bear the fees and expenses with respect to the Fund to the extent that total annual operating expenses attributable to Class K or Institutional Class of such Fund (exclusive of taxes, sub-accounting expenses, acquired fund fees and expenses and extraordinary expenses) exceed an

Registered in Scotland: No 84807.

ARBN No 118567178

Authorised and regulated by the Financial Conduct Authority.

amount equal to 0.40% on an annual basis (based on the average daily net assets of such class) minus the amount of any Affiliated Fund Waiver attributable to such class. This expense limitation will be applied after giving effect to the Temporary Advisory Fee Waiver described above.

Annualized figures will be used to calculate a Fund’s expenses and the level of waiver/reimbursement where the expense limitation undertaking either begins or expires in the middle of the Fund’s fiscal year.  For the avoidance of doubt, even if the amount of any Affiliated Fund Waiver exceeds the remaining level of the base effective advisory fee resulting from the Temporary Advisory Fee Waiver, the full effect of the Affiliated Fund Waiver will nevertheless be applied for purposes of reducing the management fees payable to the Manager and the reductions in fund expenses resulting from the Expense Limitation.

This Advisory Fee Waiver and Expense Limitation Agreement may be terminated by the Trust at any time upon a vote of the Board of Trustees, including a majority of the Trustees who are not “interested persons” for the purposes of the Investment Company Act of 1940, as amended. This Advisory Fee Waiver and Expense Limitation Agreement may not be terminated by the Manager.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Trust on behalf of the Fund on Form N-lA with the Securities and Exchange Commission and in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes and expressly permit you to do so.

BAILLIE GIFFORD OVERSEAS LIMITED

By:	/s/ Dickson Jackson
Name:	Dickson Jackson
Title:	Director, Baillie Gifford Overseas Limited

ACCEPTED AND AGREED TO:

BAILLIE GIFFORD FUNDS, on behalf of its series, Baillie Gifford Multi Asset Fund

By:	/s/ Lindsay Cockburn
Name:	Lindsay Cockburn
Title:	Treasurer, Baillie Gifford Funds